Exhibit 99.1

China Sunergy Announces Shareholder Resolutions Adopted at 2012 Annual General Meeting

NANJING, China, September 5, 2012 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or the “Company”), a specialized solar cell and module manufacturer, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held in Nanjing on September 5, 2012.

China Sunergy's shareholders adopted the following ordinary resolutions proposed by the Company:

1. Retirement and Re-election of Mr. Jianhua Zhao as a Class B director of the Company;

2. Retirement and Re-election of Ms. Merry Tang as a Class B director of the Company;

3. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2012;

4. Authorization of the board of directors to fix the remuneration of the auditors of the Company; and

5. The directors be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized solar cell and module manufacturer in China. China Sunergy manufactures solar cells from silicon wafers, which utilizes crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group	Hong Kong

Hong Kong	Annie Choi
Ginny Wilmerding	Phone: + 852 3512 5000
Phone: + 852 3512 5000	Email: csun@brunswickgroup.com
Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.